UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

PPT Vision, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519 10 0

(CUSIP Number)

Thomas G. Lovett

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519 10 0

1.	Names of Reporting Persons P.R. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,063,465

	8.	Shared Voting Power 551,759

	9.	Sole Dispositive Power 15,063,465

	10.	Shared Dispositive Power 551,759

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,615,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

	(a)	Title of Class of Securities: Common Stock, $.10 par value

	(b)	Name of Issuer: PPT Vision, Inc.

	(c)	Address of Issuer’s Principal Executive Offices:

12988 Valley View Road
Eden Prairie, MN 55344

Item 2.	Identity and Background

	(a)	Name of Person Filing: P.R. Peterson

	(b)	Business Address:

12988 Valley View Road
Eden Prairie, MN 55344

(c)

Principal Occupation or Employment:  Mr. Peterson is the secretary and a director of Electro-Sensors, Inc., a manufacturer of machine control systems. Mr. Peterson is also president of P.R. Peterson Co. Inc., a venture capital firm where he has served for over five years.

	(d)	Conviction in a criminal proceeding during the last five years: No

	(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

	(f)	Citizenship: P.R. Peterson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.	Purpose of Transaction

Mr. Peterson acquired the shares for investment purposes.

Item 5.	Interest in Securities of the Issuer

	(a)	Number and Percentage of Class beneficially owned:

As of March 11, 2008, Mr. Peterson held 48,772 shares of common stock of the Issuer individually and controlled 12,481,743 shares of common stock as trustee of the P.R. Peterson Co. Keogh Plan (the “Plan”) and 19,325 shares of common stock that are owned by Peterson Brothers Securities Company.  As of March 11, 2008, Mr. Peterson was a controlling shareholder of the parent company of ESI Investment Co., which is the record owner of 551,759 shares of common stock.  In addition, as of March 11, 2008, Mr. Peterson holds directly and through the Plan options to purchase 13,625 shares and warrants to purchase 2,500,000 shares that are exercisable within 60 days or March 11, 2008.

Therefore, including all shares that are held by or may be acquired by Mr. Peterson within 60 days of March 11, 2008, Mr. Peterson may be deemed to beneficially own an aggregate of 15,615,244 shares of common stock as of March 11, 2008.

Mr. Peterson’s percentage of ownership of the Issuer is 89.7% based on 14,902,916 shares of the Issuer’s common stock outstanding as of March 11, 2008 as reported in the Issuer’s Form 10-QSB for the quarter ended January 31, 2008.

(b)	The Reporting Person has the power to vote or dispose of the shares as follows:

Sole power to vote or direct the vote: 15,063,465 (includes all shares issuable upon exercise of the options and warrants and the shares owned by the Plan).

Shared power to vote or direct the vote: 551,759

Sole power to dispose or direct the disposition: 15,063,465 (includes all shares issuable upon exercise of the options and warrants and the shares owned by the Plan).

Shared power to dispose or direct the disposition: 551,759

(c)	Recent Transactions in Securities of the Issuer:

On August 30, 2007, the Company agreed to issue $500,000 of securities in a private placement to Mr. Peterson, purchasing through the P. R. Peterson Co. Keogh Plan.  The Company agreed to issue 2,500,000 shares of its common stock, together with seven-year warrants to purchase an additional 1,000,000 shares at a price of $0.25 per share.  Mr. Peterson reported the purchase of these shares and the issuance of the warrant on Form 4 filed with the SEC on September 4, 2007, but as described below, the shares were not issued until March 11, 2008.

At the PPT Vision 2008 Annual Meeting, shareholders approved an increase in the shares of authorized common stock from 10,000,000 to 50,000,000 and the shares were issued to the P. R. Peterson Keogh Plan effective March 11, 2008.

On March 11, 2008, the Company agreed to issue $500,000 of securities in a private placement to Mr. Peterson, purchasing through the P. R. Peterson Co. Keogh Plan.  The Company agreed to issue 5,000,000 shares of its common stock, together with seven-year warrants to purchase an additional 500,000 shares at a price of $0.10 per share.  The shares and warrants were issued on March 11, 2008

Other than these transactions, Mr. Peterson had no transactions in the Company’s common stock in the prior 60 days.

(d)	Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

10.1

Warrant dated August 30, 2007 to purchase 1,000,000 shares of common stock of PPT Vision, Inc. issued to P. R. Peterson Co. Keogh Plan, incorporated by reference to Exhibit 4.1 of PPT Vision, Inc. Form 8-K dated August 30, 2007.

10.2

Registration Rights Agreement dated August 30, 2007 by and between PPT Vision, Inc. and P. R. Peterson Co. Keogh Plan, incorporated by reference to Exhibit 10.2 of PPT Vision, Inc. Form 8-K dated August 30, 2007.

10.3

Warrant dated March 11, 2008, to purchase 500,000 shares of common stock of PPT VISION, Inc. issued to P. R. Peterson Co. Keogh Plan, incorporated by reference to Exhibit 4.1 of PPT Vision, Inc. Form 10-QSB for the quarter ended January 31, 2008.

10.4

Registration Rights Agreement dated March 11, 2008 by and between PPT Vision, Inc. and P. R. Peterson Co. Keogh Plan, incorporated by reference to Exhibit 4.2 to PPT Vision, Inc. Form 10-QSB for the quarter ended January 31, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2008	/s/ P.R. Peterson
P.R. Peterson